Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Calibre Biometrics Inc.
35 Walnut Street, Suite 100
Wellesley Hills, MA 02481
https://calibrebio.com

Up to $1,235,000.00 in Class A Common Stock at $2.50
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Calibre Biometrics Inc.
Address: 35 Walnut Street, Suite 100, Wellesley Hills, MA 02481
State of Incorporation: DE
Date Incorporated: February 18, 2022

Terms:

Equity

Offering Minimum: $15,000.00 | 6,000 shares of Class A Common Stock
Offering Maximum: $1,235,000.00 | 494,000 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $500.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives and Bonuses*</u>

Time-Based:

Friends and Family Early Birds

Invest within the first 96 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first three weeks and receive 10% bonus shares.

Amount-Based:

$1000 + / Supporter

Invest $1,000 and receive 2% Bonus Shares.

$2,500+ | VIP

Invest $2,500 + and receive 5% Bonus Shares.

$5,000 + | VIP + 10 % Bonus Shares

Invest $5,000+ and receive 10 % Bonus Shares, Free product.

$10,000+ | VIP Gold

Invest $10,000+ and receive 15% Bonus Shares, Free product, coaching session with Sean (Co-Founder/Master Instructor).

$25,000+ | VIP Platinum

Invest $25,000+ and receive 20% Bonus Shares + Private zoom call with Chief Executive Officer, Free product, coaching session with Sean (Co-Founder/Master Instructor).

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Calibre Biometrics Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $2.50 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Calibre Biometrics Inc. (“Calibre Biometrics” or the “Company”) is a C-Corporation organized under the laws of the state of Delaware that produces and sells an untethered wearable breathing “mask” with a companion app and cloud data solution, capable of many respiratory measurements. The Company’s business model consists of a direct-to-consumer channel and ultimately a service/data strategy and multiple expansion opportunities, including at-home medical use and institutional sales focused on “weekend warriors”, biohackers, and athletes.

Our sales are initially a direct-to-consumer, online sales strategy with a List price of $399. We have plans to add a monthly subscription (~ $8 – 10 / month) after 1 year but the app is initially free.

The Company’s Intellectual Property (“IP”): The Company has already filed applications for multiple patents, with one patent already issued.

Calibre Biometrics Inc. was initially organized as Breathtaking Tech LLC under the laws of Massachusetts, which was renamed Calibre Biometrics LLC on 5/28/2021. Calibre Biometrics LLC was converted to a Massachusetts corporation on 2/17/2022 and was further converted to a Delaware corporation named Calibre Biometrics Inc. on 2/18/2022.

In August 2022 the company started shipping the product to customers and therefore recognizing revenue accordingly.

Competitors and Industry

The wearables market has been growing significantly over the past few years and with the help of the pandemic. There has been keen interest in the personal data/wearable space from investors. According to Precedence Research, the global wearable technology market size is projected to grow at a compound annual growth rate to reach around 392.4 billion by 2030.

The dominant players in consumer wearables include Apple, Samsung, Google/FitBit, Garmin, and Xiaomi. More recent, but rapidly growing, entrants include Oura and Whoop. These are indirect competition, in that they help users track performance and health, but not through breath measurement.

The list of Breath/Metabolic measurement equipment providers includes dominant players Cosmed, Vyaire, Parvo Medical, MGC Diagnostics, Cortex, Korr, Pnoe, and VO2Master. Since none of these are consumer/wearables, this group is also considered relevant but not direct competition.

We believe the sports market is poised for significant growth. Data Bridge Market Research analyses that the wearables devices in the sports market were valued at USD 79.94 billion in 2021, and could go up to USD 212.67 billion by 2029. The market is expected to undergo a CAGR of 13.01 during the forecast period of 2022 to 2029.

The Global wearable medical devices market is expected to grow from $18.41 billion in 2021 to 22.4 billion in 2022 at a compound annual growth rate of 21.9%. The market is expected to grow to $49.6 billion in 2026 at a CAGR of 21.9%.

Current Stage and Roadmap

Commercial products have **begun shipping** in December 2022. This is a major milestone for our Company, and it represents not only a functioning **sales channel** but also the completion of the **engineering** of the (first generation) product, establishing the **supply chain,** and contract manufacturing, as well as all necessary quality and safety **certifications**. We have also created a fairly significant body of online educational material to guide our early adopter customers.

We have been accepting discounted pre-orders since last year, with "beta" versions of the product released in a few waves since April 2022. The pre-order backlog has generated cash receipts, but **revenue recognition** has been delayed so as to match the actual shipping schedule.

The software for the mobile app has also seen key milestones with an "offline" version released earlier this year and an improved **second-generation, cloud-based app** released along with the commercial shipment in November 2022.

Our product **roadmap for the coming year** includes both hardware and software trajectories:

- On the hardware side, we intend to add physical variants to meet different customer preferences such as size, color, and strap style, while we continue to test new configurations that could further improve performance and user experience.

- The software will continue to evolve by adding features and capabilities responsive to user feedback, and we will begin working on a modified app for special users such as coaches and trainers.

The Team

Officers and Directors

Name: Udi Meirav

Udi Meirav's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and Chairman of the Board and Founder
  Dates of Service: February, 2020 - Present
  Responsibilities: Chief Executive Officer responsible for all executive functions of the company, compensation is $280K a year accumulated but not paid. Udi owns 8,000,000 of Class B Common Stock.

Other business experience in the past three years:

- **Employer:** enVerid Systems
  Title: President
  Dates of Service: February, 2019 - Present
  Responsibilities: As former CEO, he serves as titular President in an advisory capacity, and on the Board of Directors

Other business experience in the past three years:

- **Employer:** Candel Therapeutics
  Title: Board Member
  Dates of Service: November, 2004 - June, 2022
  Responsibilities: Board of Directors

Name: Raviv Shefet

Raviv Shefet's current primary role is with Charidy Inc. Raviv Shefet currently services 12 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer and Advisor
  Dates of Service: February, 2020 - Present
  Responsibilities: Responsible for the company's financial planning and reporting. Raviv does not take a salary at this time. Raviv received 20,000 options for his services. As of 1/3/2023, Raviv extended his role as CFO of Calibre Biometrics in exchange for 40,000 shares that will vest after 6 months of service.

Other business experience in the past three years:

- **Employer:** Charidy Inc
  Title: CFO
  Dates of Service: June, 2019 - Present
  Responsibilities: Finance

Other business experience in the past three years:

- **Employer:** Self (Corporate Finance Advisor)
  Title: CFO
  Dates of Service: January, 2019 - June, 2019
  Responsibilities: Finance

Name: James Ciriello

James Ciriello's current primary role is with CSL Limited. James Ciriello currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: February, 2022 - Present

Responsibilities: Serve on the board of the company, providing advisory services on data and technology, and stewardship for company processes.

Other business experience in the past three years:

- **Employer:** CSL Limited
  Title: Vice President of Digital Strategy and Innovation
  Dates of Service: April, 2021 - Present
  Responsibilities: accountability for aligning information and technology investments (user experience, and massive analytics) with new capabilities for engaging with donors, patients, payers, consumers, providers, scientists, and innovators we serve.

Name: David Ierardi

David Ierardi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer and Director
  Dates of Service: October, 2021 - Present
  Responsibilities: Responsible for and directing R&D activity, manufacturing, quality, safety, supply chain, product test. Dave compensation $90,000 a year. Dave owe 300,000 options for Common Shares A

Other business experience in the past three years:

- **Employer:** Mass Scaleup LLC
  Title: Business Consultant
  Dates of Service: June, 2021 - October, 2021
  Responsibilities: Self employed business consultant

Other business experience in the past three years:

- **Employer:** Ionic Materials, Inc
  Title: Vice President of Operations
  Dates of Service: October, 2017 - June, 2021
  Responsibilities: Operation

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing

money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class A Common Stock in the amount of up to $1,235,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.”

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class A Common Stock. In addition, if we need to raise more equity capital from the sale of Class A Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Class A Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Class A Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies'

businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Calibre Biometrics was formed on 2/18/2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Calibre Biometrics has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Calibre is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names,

and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it

is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Calibre Biometrics or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Calibre Biometrics could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Variem LLC (Udi Meirav 100%)	8,000,000	Class B Common Stock	99.41%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Convertible Note, Convertible note, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 494,000 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 10,000,000 with a total of 1,100,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total amount outstanding includes 635,000 shares to be issued pursuant to stock options, reserved but unissued

The total amount outstanding includes 475,000 shares to be issued pursuant to stock options issued.

Class B Common Stock

The amount of security authorized is 8,000,000 with a total of 8,000,000 outstanding.

Voting Rights

10 votes per share

Material Rights

There are no material rights associated with Class B Common Stock.

Convertible Note

The security will convert into Series a and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,325,000.00
Maturity Date: September 01, 2023
Interest Rate: 0.0%
Discount Rate: 15.0%
Valuation Cap: None
Conversion Trigger: Equity financing, corporate transaction repayment, maturity

Material Rights

The Discount rate change accordingly:
(i) 15% until March 31, 2023, and thereafter
(ii) 20%

Convertible note

The security will convert into Series a and the terms of the Convertible note are outlined below:

Amount outstanding: $330,000.00
Maturity Date: March 01, 2024
Interest Rate: 0.0%
Discount Rate: 15.0%
Valuation Cap: None
Conversion Trigger: Equity Financing, Corporate Transaction Repayment, Maturity

Material Rights

The discount rate change accordingly:
(i) 15% until March 31, 2023, and thereafter
(ii) 20%.

SAFE

The security will convert into Series a and the terms of the SAFE are outlined below:

Amount outstanding: $500,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $15,582,500.00
Conversion Trigger: Equity Financing, Liquidity Event.

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of Class A Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $1,325,000.00
  Use of proceeds: working capital
  Date: September 01, 2021
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $500,000.00
  Use of proceeds: working capital
  Date: August 10, 2022
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $330,000.00
  Use of proceeds: Working Capital
  Date: April 01, 2022
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $80.00
  Number of Securities Sold: 8,000,000
  Use of proceeds: starting the company
  Date: February 18, 2022
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2021.

Revenue

Revenue for fiscal year 2020 was $0 compared to $0 in fiscal year 2021.

The company did not start revenue recognition in those years

Cost of sales

Cost of Sales for fiscal year 2020 was $0 compared to $0 in fiscal year 2021.

The company did not start revenue recognition in those years

Gross margins

Gross margins for fiscal year 2020 were $0 compared to $0in fiscal year 2021.

The company did not start revenue recognition in those years

Expenses

Expenses for fiscal year 2020 were $475,411 compared to $1,753,269 in fiscal year 2021.

The increase in expenses was due to the fact that the company operated for a full year compared to only 7 months of operation in 2020. Additionally, in 2021 the company increased investment in R&D and new hires.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because there was no revenue generated before. Past cash was primarily generated through equity investments. Our goal is to become cash flow positive throgh sales of our product.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 2022, the Company has capital resources available in the form $100K cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support the working capital of the company as it grows.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, a significant fraction will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company's ability to operate will depend on the combination of revenue ramp up as well as amount raised. We need approcimately $100,000 per month to keep up with routine expenses. The monthly burn made of salary payout of ~$35K, R&D and product paymentys of~$50K, outsorcing and professionals ~$10K the rest of the burn is assosiated with marketing expenses. Change in sales will effect the cash burn, if sales will not meet the projections the comany have to reduce R&D and product expenses as well as the use ouf outsorcing and professionals. If slaes will incresase as projected, the cash burn will increase as well, mainly in marketing and new hires' compensation.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount and revenues continue to ramp up successfully more or less according to projections, we anticipate the Company will be able to operate indefinitely even wihtout additoinal external investments. The burn rate is a direct function of the sales therefore increase in sales will allow to increase the burn rate as well. The most of the increase will be compensation for new hires , marketing expenses, and supprting the inventory level for the sales.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital including .

Indebtedness

- **Creditor:** Secured Promissory Note
  Amount Owed: $450,000.00
  Interest Rate: 6.0%
  Maturity Date: July 01, 2024
  This Note may be converted to equity in the Company or in any of its successors, in part or in full, at any time, with the consent of both parties. consent of both parties.

- **Creditor:** 2021 Convertible Note
  Amount Owed: $1,325,000.00
  Interest Rate: 5.0%
  Maturity Date: September 01, 2023
  - 10 - The convertible notes are convertible into Class B Units at a conversion price. The conversion price means (a) the lesser of: (i) the product of (x) 100% less the Discount and (y) the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Next Equity Financing; Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

- **Creditor:** Nirose Global Macro LLC (SAFE)
  Amount Owed: $500,000.00
  Interest Rate: 0.0%
  On August 10, 2022, the Company issued a Simple Agreement for Future Equity (SAFE) in the amount of $500,000 to Nirose Global Macro LLC. The "Valuation Cap" corresponds to $1.50 per share.

Related Party Transactions

- **Name of Entity:** Camperdown Properties LLC
  Names of 20% owners: Udi Meiravs's wife.
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Secured Convertible Promissory Note
  Material Terms: On June 1, 2021, the Company issued a Secured Convertible Promissory Note in the amount of $450,000 to Camperdown Properties LLC, owned by Udi Meiravs's wife. Udi Meiravs is the founder and the CEO of Calibre Biometrics LLC. The note bears an interest rate of 6% and has a maturity date is set thirty-six months from the note's issuance date.

Valuation

Pre-Money Valuation: $22,750,000.00

Valuation Details:

Calibre Biometrics Inc. ("Calibre Biometrics" or the "Company") determined its pre-money valuation based on an analysis of the following factors. The valuation of an early-stage company like Calibre is inevitably rather subjective. The best we can do is look at our own financial projections as well as other benchmarks and comparable companies, and potentially add any adjustments that are relevant to the particulars of this business. In order to facilitate this offering, we are offering a share price of $2.50/share, which corresponds to a pre-money valuation of $22.75M.

The Company's 3-year financial projections, although largely speculative, can be used to assess a net present value (NPV) of cash flows, a common measure of value for more predictable businesses. The 3-year NPV of our current projections, including "terminal value," ranged between $40 – 53M, depending on the discount rate. Our proposed share price further discounts the lower end of that range by over 30%. Note, based on internal projections, adding terminal value to the NPV* places valuation well above $300M.

Another instructive perspective is looking at recent valuations of some more well-known startups in the general area of "wearable devices". Oura was valued at $2.55 billion (reference) only a few months ago; Whoop was valued last year even higher, at 3.6 billion (reference) despite being still not profitable. While there are multiple differences between these and Calibre, we believe these recent valuations support the notion that our current offering price has the potential to provide upside for early investors.

* Terminal value is based on Year 3 cash flow times a P/E multiplier of 15 (approximate multiplier of Garmin), discounted to present value.

Financial Projections for Three Years

Year1 Year2 Year3

COGS (Cost of Goods Sold)

direct costs attributable to the production of the goods sold in a company.

Year1 Year2 Year3

$875 $3,281 $10,150

Gross margin

net sales revenue minus its cost of goods sold (COGS)

Year1 Year2 Year3

$875 $5,940 $25,318

Fixed costs

expenses that do not change as a function of the activity of a business, within the relevant period.

Year1 Year2 Year3

$2,016 $6,229 $21,246

Steady-state profit goal

Year1 Year2 Year3

-$1,145 -$308 $3,198

Based on the information and projections provided above, the company believes $22,750,000 pre-money valuation is justified.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and

(ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,655,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Premium Fees of $15,000*
  94.5%
  StartEngine Premium Fees

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  30.0%
  Communications, platform fees, content creation, tradeshows, incentives for channel partners
- *Research & Development*

25.0%
Expanding product functionality and product line

- *Operations*
  30.0%
  Custoer support, manufacturing, supply chain expenses, facilities

- *Working Capital*
  9.5%
  Working capital with all aspects of business, including vendor payments and service providers and overhead.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://calibrebio.com (https://calibrebio.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any

complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/calibre

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Calibre Biometrics Inc.

[See attached]

CALIBRE BIOMETRICS LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Calibre Biometrics, LLC
Wellesley, Massachusetts

We have reviewed the accompanying financial statements of Calibre Biometrics, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 23, 2022
Los Angeles, California

CALIBRE BIOMETRICS LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	431,447	$	19,054
Prepaids and Other Current Assets		5,918		-
Total Current Assets		**437,365**		**19,054**
Security Deposit		2,550		-
Total Assets	**$**	**439,915**	**$**	**19,054**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	202,809	$	-
Credit Cards		6,809		91
Deferred Revenue		118,248		-
Other Current Liabilities		1,942		-
Total Current Liabilities		**329,808**		**91**
Secured Convertible Promissory Note		450,000		-
Convertible Note		1,325,000		-
Accrued Interest on Convertible Note		19,240		-
Total Liabilities		**2,124,048**		**91**
MEMBERS' EQUITY				
Members' Equity		(1,684,133)		18,962
Total Members' Equity		**(1,684,133)**		**18,962**
Total Liabilities and Members' Equity	**$**	**439,915**	**$**	**19,054**

See accompanying notes to financial statements.

CALIBRE BIOMETRICS LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	28,607	12,113
Salaries & Benefits	149,235	-
Professional & Outsourced Services	168,832	54,374
Travel & Entertainment	6,038	570
Research and Development	1,193,363	408,323
Sales and Marketing	169,313	31
Total operating expenses	1,715,390	475,411
Operating Income/(Loss)	(1,715,390)	(475,411)
Interest Expense	37,880	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(1,753,269)	(475,411)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (1,753,269)**	**$ (475,411)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—February 10, 2020	**$**	**-**
Capital Contribution		494,374
Net income/(loss)		(475,411)
Balance—December 31, 2020	**$**	**18,962**
Capital Contribution		50,174
Net income/(loss)		(1,753,269)
Balance—December 31, 2021	**$**	**(1,684,133)**

See accompanying notes to financial statements.

CALIBRE BIOMETRICS LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,753,269)	$	(475,411)
Changes in operating assets and liabilities:				
Prepaids and Other Current Assets		(5,918)		-
Accounts Payable		202,809		-
Deferred Revenue		118,248		-
Credit Cards		6,718		91
Other Current Liabilities		1,942		-
Security Deposit		(2,550)		-
Accrued Interest		19,240		
Net cash provided/(used) by operating activities		**(1,412,781)**		**(475,320)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		50,174		494,374
Borrowing on Promissory Notes and Loans		1,325,000		-
Borrowing on Convertible Note		450,000		-
Net cash provided/(used) by financing activities		**1,825,174**		**494,374**
Change in Cash		412,393		19,054
Cash—beginning of year		19,054		-
Cash—end of year	**$**	**431,447**	**$**	**19,054**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	37,880	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Calibre Biometrics LLC was formed on February 10, 2020, in the state of Massachusetts under the name Breahtaking Tech LLC. On May 28, 2021, the company changed the name to Calibre Biometrics LLC. The financial statements of Calibre Biometrics LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Wellesley, Massachusetts.

Calibre™ is the first of its kind monitor and tracking platform, rooted in well-known and established science. Previously, breath measurement and analysis has only been available to professionals, but now with Calibre™, you can track real-time metabolics and respiration data anywhere and anytime. The product is an ultralight (< 50 gr), untethered wearable breathing "mask" with companion app and cloud data solution, capable of all respiratory measurements performed by professional/hospital metabolic cart.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $181,447 and $0, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.
Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of its ultralight (< 50 gr), untethered wearable breathing "mask" with companion app and cloud data solution, capable of all respiratory measurements performed by professional/hospital metabolic cart.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $169,313 and $31, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 23, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Prepaid expenses	5,918	-
Total Prepaids and Other Current Assets	**$ 5,918**	**$ -**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Payroll payable	1,942	-
Total Other Current Liabilities	**$ 1,942**	**$ -**

4. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021

Member's name	Ownership percentage
Variem LLC	100.0%
TOTAL	**100.0%**

5. DEBT

Secured Convertible Promissory Note

During the years presented, the Company entered into secured convertible promissory note. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Secured Convertible Promissory Note -Camperdown Properties LLC	$ 450,000	6.00%	6/1/2021	6/1/2024	$ 18,640		$ -	$ 450,000	$ 450,000	$ -	$ -			
Total					$ 18,640	$ -	$ -	$ 450,000	$ 450,000	$ -	$ -	$ -	$ -	$ -

This Note may be converted to equity in the Company or in any of its successors, in part or in full, at any time, with the consent of both parties.

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2021 Convertible Note	$ 1,325,000	5.00%	09/16/2021	09/01/2023	19,240	19,240	-	1,325,000	1,325,000	-	-	-	$ -	-
Total	$ -				$ 19,240	$ 19,240	$ -	$ 1,325,000	$ 1,325,000	$ -	$ -	$ -	$ -	$ -

The convertible notes are convertible into Class B Units at a conversion price. The conversion price means (a) the lesser of: (i) the product of (x) 100% less the Discount and (y) the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Next Equity Financing; Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

6. RELATED PARTY

On June 1, 2021, the Company issued a Secured Convertible Promissory Note in the amount of $450,000 to Camperdown Properties LLC, owned by Udi Meiravs's wife. Udi Meiravs is the founder and the CEO of Calibre Biometrics LLC. The note bears an interest rate of 6% and has a maturity date is set thirty-six months from the note's issuance date.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through September 23, 2022, which is the date the financial statements were available to be issued.

On February 16, 2022, the Company was converted from an LLC to a Corporation in the state of Massachusetts. On February 18, 2022, the Certificate of Conversion from a Massachusetts corporation to a Delaware Corporation was filled in the state of Delaware. The Delaware Corporation is now authorized to issue 18,000,000 Common Stock with a par value of $0.00001 (10,000,000 Class A and 8,000,000 Class B). As of today, 8,000,000 Class B shars and 1,878,333 Class A shares have been issued and outstanding.

On August 1, 2022, the Company entered into a promissory note in the amount of $50,000 with Variem LLC. The note bears an interest rate of 3%. The loan has been paid off in full.

On August 10, 2022, the Company issued a Simple Agreement for Future Equity (SAFE) in the amount of $500,000 to Nirose Global Macro LLC. The "Valuation Cap" corresponds to $1.50 per share.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating income of $1,715,390, an operating cash flow loss of $1,412,781, and liquid assets in cash of $431,447, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Calibre Biometrics is not live or open to the public at this moment.

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Calibre® is on a mission to democratize access to respiratory and metabolic data. By revolutionizing breath measurement through our affordable, ultralight wearable device, we...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Calibre
The future of respiratory data

$0.00 Raised

Invest Now
$2.50 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$500.00	$22.75M

Reasons to Invest

- **Differentiated and protected technology** - Calibre provides scalable access to accurate and informative respiratory data that was previously only available in labs or hospitals. This is achieved with an innovative, wearable product that can be used by anyone, enabled by revolutionary technology that is protected by multiple patents.
- **Early move in greenfield space** - We believe Calibre to be one of the first to bring breath-based wearables to the consumer market in a scalable way - democratizing access to respiratory data, and in doing so establishing an entirely new - and very large - space in the digital health data market.
- **Remarkable upside opportunity** - Calibre's founding team has successfully taken the product through development, manufacturing, and beta testing - and is now shipping regularly to customers - all on a relatively shoestring budget, allowing Calibre to offer a ground-floor investment opportunity with enormous upside.

OVERVIEW

The future of respiratory data is Calibre

Respiratory data has been enormously interesting to medical science but out of reach for most people. At Calibre, we aim to provide an accessible way for anyone to track and collect this data whenever and wherever they would like to. The implications are groundbreaking and amazing.



Tracking a wide variety of real-time health data
All from a user's breath

Combining established respiratory science with breakthrough technology, we believe Calibre empowers users to take charge of their metabolism, respiratory wellness, and much more.


Respiratory
A personal lab for any activity, tracking respiratory rate, breath volume, oxygen use, CO2 production, and so much more, to help you improve every aspect of your game and your health.
Fuel and Calorie Tracking
The most accurate calorie tracking method available, including true real time breakdown of you fuel use (fat vs carb burn).
Breath-based Metabolics
New ways to understand your metabolism, including Calibre's trademarked "Keto Gauge" and "Anaerobic Gauge"

Through our game-changing design and technology, Calibre enables respiratory data access to anyone, simply, on a cloud-enabled app. In other words, we are unlocking a hidden trove of personal metabolic and physiological data for millions.

THE PROBLEM & OUR SOLUTION

Biometrics of human breath have been appreciated for over a century, but the data has been out of reach for most people

Breath data has been historically only accessible for professional use in laboratory settings, utilizing expensive, cumbersome, complex equipment.


Breath Data Challenges
• Breath volume is very hard to measure continuously
• Equipment is expensive, complex and tricky
• Awkward headgear, tubes, wires, and tethers

Calibre solves all these issues, thereby unleashing a whole new market.


Calibre
Collecting real-time data with an affordable, transportable, and accessible wearble device

Proven science shows all our calories are "burned" using oxygen and producing CO2 - that's breath! Calibre makes this established insight available to everybody - accurately tracking calories used per minute by measuring the oxygen and C02 in exhaled breath. It can even distinguish fat burn from carb burn, isn't that cool? And perhaps most remarkable, this works in any activity and for any body type. All on your phone, anytime you want.


LAB-TESTED TECHNOLOGY
Medical-Grade Components
EFFORTLESS BREATHING
14+ HRS BATTERY LIFE
ULTRA LIGHTWEIGHT
EASY TO KEEP CLEAN

We are aware that respiratory monitoring machines have been available for years, but they can cost from $10k upwards to $100k - where at Calibre our device is under $400 and usable anywhere. Currently, we are engaged in a B2C model that provides 1:1 sales; however, it is our goal to also offer our products at a large scale through institutions, sports programs, and various partnerships.

Act 2 - Medical Use

Calibre provides an easy way for breath data to be collected securely in real-time to the cloud. As such, we feel Calibre can become extremely beneficial in medical and clinical settings in the not-too-distant future. Calibre could provide caregivers remote patient monitoring capabilities for a range of conditions and purposes ranging from pulmonary and cardiovascular health to sleep and neurological issues. We also believe that Calibre can be a powerful tool for clinical research on a new scale, in terms of what and how participants, can be studied using Calibre devices. At the moment Calibre is not an FDA-approved medical device, but we are planning to apply for FDA clearance in the near future.

THE MARKET & OUR TRACTION

The wearables market was valued at more than $100 Billion in 2021* - we believe Calibre is positioned to be an industry leader in its sector

In this expanding market, we feel there has been a glaring absence of products to monitor and track respiratory data. Calibre's technology has the potential to fill that gap and offer key insights through the data collected.

The global wearable technology market size is projected to grow at a compound annual growth rate of 13.89% to reach around $392.4 Billion during the forecast period of 2022 to 2030 (source), and wearable devices specifically in consumer applications could skyrocket up to $212.67 Billion by 2029 (source).


$392.4 Billion
Projected global wearable technology market size by 2030


$212.67 Billion
Projected sports wearable devices market size by 2029

Calibre aims to be an industry leader in these growing markets, and we believe we have made significant headway towards that goal. In anticipation of such potential, we have filed multiple patents (8 pending, one already issued).

Here's a look at more of our traction...


Completed engineering, design and software development
Multiple production runs
Passed all certifications and safety tests
Released pre-launch "beta" and implemented all the feedback
Shipped products to hundreds of our first paying customers

WHY INVEST

Calibre is on a mission to expand and make respiratory data more accessible for all

We feel that Calibre is poised to disrupt the wearables and digital health market, and believe that our technology's application can expand tremendously with the financial support we need to get there.


Our priorities are clear for the near future:
Establish ourselves aggressively with influential early adopters
Improve our product, especially the software and data use components
Expand our team with world class talent
Keep a very close grip on manufacturing, supply chain and quality control

Our longer-term vision is to "get serious" about the medical opportunities - moving towards FDA certification, hiring the right experts, and, above all, engaging the medical community.


Help us give everyone access to their respiratory data
through user-friendly technology

Calibre is bringing something unique, novel, affordable, and accessible to the market - we believe everyone can have access to their respiratory data through user-friendly wearable technology. Join in on the mission and invest today!

ABOUT

HEADQUARTERS
35 Walnut Street, Suite 100
Wellesley Hills, MA 02481

VALUATION
$22.75M

Calibre® is on a mission to democratize access to respiratory and metabolic data. By revolutionizing breath measurement through our affordable, ultralight wearable device, we believe we can make respiratory data available to millions with applications for fitness training, wellness, and eventually a wide variety of medical uses. Our product has recently been launched and is now shipping to customers.

TEAM



Udi Meirav
CEO and Founder

Calibre is the brainchild of Udi Meirav, a prolific inventor and seasoned startup CEO. Starting his career as a PhD Physicist from MIT - specializing in semiconductors - Udi evolved as a tech entrepreneur and executive, leading several startups that have brought complex, novel products to market. One of his recent companies developed air cleaning technology that reduces the amount of energy required for air conditioning, now installed in buildings around the world. He has dozens of patents to his name. Several years ago he became fascinated with the biometric significance of breath and the potential of wearable breath sensors, an idea that eventually evolved into the metabolic tracker called Calibre, which is his current passion. Udi and his wife Megan have 6 children and live near Boston.



Raviv Shefet
Chief Financial Officer

Raviv is a seasoned financial exective with 25 years' experience in U.S. and international financial and operations management, spanning the gamut from early stage venture-capital backed startups to mature, profitable businesses and publicly traded companies. His track record as CFO includes technology companies in software and hardware, among them Charidy, 33Across, WebCollage, DVTel and Selway Partners (SCP).



David Ierardi
Chief Operating Officer

Dave brings over 30 years of product development and manufacturing scale-up experience in a multitude of industries including telecommunications, consumer electronics, military electronics, fuel cell technology and battery materials. He has a strong track record working at the highest levels of numerous organization in manufacturing and engineering leadership. With an educational background in mechanical engineering and computer integrated manufacturing, he has operated in a broad number of disciplines including electronics, materials, software and has built and led multidisciplinary teams. Dave has an unmistakeable passion for product development and large scale, high quality production.



Sean Coakley
Marketing and Business Development

Sean is a passionate health and technology evangelist with years of experience as a business development executive and strategic partnership leader in the health-tech market. Sean's education background is in epidemiology, biochemistry and nutritional sciences, and his early career was with marketing & reserach powerhouse Gartner. Subsequenty, Sean developed a successful track record in multiple start-ups, from open-source software technologies to the consumer wearable space. Sean is also a former athlete and a globally-known respiratory performance speaker and coach, working with olympians, professional athletic teams and many well-known high performers.



James Ciriello
Director

Senior Leader of IT and Digital Transformation • Clear and pragmatic vision of how digitization transforms enterprises and industries • Extensive experience in navigating complex organizations and partnerships to accelerate and scale innovation • Turns data and information flows into assets • Translates strategy into action for large-scale business change • Published, recognized for shaping perspective on business and technology

TERMS

Calibre Biometrics

Overview

PRICE PER SHARE
$2.50

VALUATION
$22.75M

DEADLINE
Invalid Date

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$500.00

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000.00

ASSET TYPE

SHARES OFFERED
Class A Common Stock

MIN NUMBER OF SHARES OFFERED
6,000

MAX NUMBER OF SHARES OFFERED
494,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Risks

Company	:	**Calibre Biometrics Inc.**
Corporate Address	:	**35 Walnut Street, Suite 100, Wellesley Hills, MA 02481**
Offering Minimum	:	**$15,000.00**
Offering Maximum	:	**$1,235,000.00**
Minimum Investment Amount (per investor)	:	**$500.00**

Terms

Offering Type	:	**Equity**
Security Name	:	**Class A Common Stock**
Minimum Number of Shares Offered	:	**6,000**
Maximum Number of Shares Offered	:	**494,000**
Price per Share	:	**$2.50**
Pre-Money Valuation	:	**$22,750,000.00**

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 96 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first three weeks and receive 10% bonus shares.

Amount-Based:

$1000 + / Supporter

Invest $1,000 and receive 2% Bonus Shares.

$2,500+ | VIP

Invest $2,500 + and receive 5% Bonus Shares.

$5,000 + | VIP + 10 % Bonus Shares

Invest $5,000+ and receive 10 % Bonus Shares, Free product.

$10,000+ | VIP Gold

Invest $10,000+ and receive 15% Bonus Shares, Free product, coaching session with Sean (Co-Founder/Master Instructor).

$25,000+ | VIP Platinum

Invest $25,000+ and receive 20% Bonus Shares + Private zoom call with Chief Executive Officer, Free product, coaching session with Sean (Co-Founder/Master Instructor).

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Calibre Biometrics Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $2.50 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hello!

My name is Udi Meirav. I am the Founder and CEO of Calibre Biometrics, and I would like to invite you today to get to know us and to become part of our exciting company.

What is it that we do? Simply put, Calibre is all about measuring and analyzing breath. It's hard to imagine anything more fundamental to life than breath. All the processes in our body require energy, and all our energy comes from oxygen that we use to burn fuel while releasing carbon dioxide. Think about it: the oxygen captured and the CO_2 released by our lungs create a real-time ledger of everything going on inside our bodies - including every calorie we spend and every molecule of fat or sugar we burn. I find that incredible!

Of course this has been known to medical science for generations. But here's the puzzling part: in the midst of an explosion of interest in wearables and trackers and health apps, not to mention quantifying wellness in general, why is it that so little attention has been given to respiratory data?

Well, there's actually not much mystery here. There simply has been no practical way for most people to collect their own respiratory data. Sure, systems for measuring breath exist and are available in high end hospitals and labs, but they are forbiddingly expensive, impractical in their size, and frankly quite complex to operate – basically, out of reach, relegated to professional use only.

But all this is about to change, thanks to Calibre.

The centerpiece of our plan is the Calibre device (SHOW DEVICE): which is affordable, ultralight, and easy to use – anywhere, by anyone. It's a technological marvel, developed over years, that tracks the same respiratory metrics as a $50 K hospital system. As far as we know such capabilities have never been imagined, let alone delivered, in a consumer product. And our investors will be pleased to know it will be protected for decades by multiple patents, one of which is already issued.

But the Calibre device is just the front end. The real exciting part is the data that can be collected (SHOW APP IMAGE), and its uses range from sports and training to metabolic health and weight management. The data is phenomenally rich and is displayed on a companion phone app. It is also stored on the cloud and can be shared – with other apps or devices, with your buddies, with your trainer, or even with your doctor.

Speaking of doctors, chapter 2 of Calibre will be a medical-grade product, designed to enable remote breath monitoring for at-home care. It could help doctors reduce the duration of hospital stays or the frequency of checkup visits for many patients. The medical applications have potentially enormous value, but I do want to be clear that these are still in development and not yet available.

Back to the existing, core product - we have just started shipping the first crop of "Calibres" to our early bird customers and are ramping up production. We are approached daily by experts and enthusiasts who tell us they've been waiting for a product like this for ever, and they are teaching us about potential uses that we have not yet even considered. We are getting a wide range of perspectives, and they all reinforce that this is a big idea that could become a really big deal.

We certainly think so, and that's why this could be a great time to "get in" and own a piece of the action: Our first product is already in production, shipping to customers and generating revenue. But we are still a small company offering a ground floor opportunity to folks who appreciate the potential of what we are building and who want to have a part in our success.

With that in mind, I invite you to come and take a look!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF A MASSACHUSETTS CORPORATION UNDER THE NAME OF "CALIBRE BIOMETRICS INC." TO A DELAWARE CORPORATION, FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF FEBRUARY, A.D. 2022, AT 3:19 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE DELAWARE 1793

6629752 8100F
SR# 20220596391

Authentication: 203021681
Date: 03-28-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:19 PM 02/18/2022
FILED 03:19 PM 02/18/2022
SR 20220596391 - File Number 6629752

STATE *of* DELAWARE

CERTIFICATE OF CONVERSION
FROM A FOREIGN CORPORATION
TO A
DOMESTIC CORPORATION

Pursuant to Title 8, Chapter 1, Section 265
of the Delaware Code

Calibre Biometrics Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware ("DGCL"), does hereby certify:

1. The date on which and jurisdiction where the foreign corporation was organized and its jurisdiction immediately prior to filing this Certificate of Conversion is February 16, 2022 in the Commonwealth of Massachusetts.

2. The name and type of entity of the foreign corporation immediately prior to filing this Certificate of Conversion is Calibre Biometrics Inc., a Massachusetts corporation.

3. The name of the corporation as set forth in its certificate of incorporation to be filed herewith is Calibre Biometrics Inc.

IN WITNESS WHEREOF, this Certificate of Conversion has been executed as of the 18th day of February, 2022.

By: ______________________
Name: Udi Meirav
Title: President

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "CALIBRE BIOMETRICS INC." FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF FEBRUARY, A.D. 2022, AT 3:19 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1893

6629752 8100F
SR# 20220596391

Authentication: 203021681
Date: 03-28-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:19 PM 02/18/2022
FILED 03:19 PM 02/18/2022
SR 20220596391 - File Number 6629752

CERTIFICATE OF INCORPORATION
OF
CALIBRE BIOMETRICS INC.

ARTICLE I

The name of the corporation is Calibre Biometrics Inc. (the "Corporation").

ARTICLE II

The registered office of the Corporation in the State of Delaware is located at 614 N DuPont Hwy, Suite 210, County of Kent, Dover, Delaware 19901. The name of its registered agent at such address is TRAC – The Registered Agent Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware (the "Delaware General Corporation Law").

ARTICLE IV

A. The Corporation is authorized to issue two classes of stock to be designated, respectively, "Class A Common Stock" and "Class B Common Stock". The total number of shares of capital stock that the Corporation is authorized to issue is Eleven Million (11,000,000), Ten million (10,000,000) shares of which shall be designated as Class A Common Stock with a par value of $0.00001 per share (the "Class A Common Stock"), one million (1,000,000) shares of which shall be designated as Class B Common Stock with a par value of $0.00001 per share (the "Class B Common Stock," and together with the Class A Common Stock, the "Common Stock").

B. A description of each class of Common Stock of the Corporation, including any preferences, conversion, and other rights, voting powers, restrictions, limitations as to dividends,qualifications, and terms and conditions of redemption, is as follows:

(1) Ranking. Except as otherwise expressly provided in this Certificate of Incorporation, the powers, preferences and rights of the holders of Class A Common Stock and holders of Class B Common Stock, and the qualifications, limitations and restrictions thereof, shall be in all respects identical.

(2) Voting. Except as otherwise provided by (i) the Delaware General Corporation Law, (ii) Section C of this Article IV, or the qualifications limitations or restrictions thereof, the entire voting power of the shares of the Corporation for the election of directors and for all other matters that may properly be brought before a meeting of stockholders shall be vested exclusively in the Common Stock, voting together as a single class. Each share of Class A Common Stock shall have one (1) vote upon all matters to be voted on by theholders of the

Common Stock and each share of Class B Common Stock shall have ten (10) votes upon all matters to be voted on by the holders of the Common Stock. Neither the holders of shares of Class A Common Stock nor the holders of shares of Class B Common Stock shall have cumulative voting rights.

(3) Dividends; Stock Splits. Except as otherwise provided by the Delaware General Corporation Law, (ii) Section C of this Article IV, or the qualifications, limitations or restrictions thereof, holders of shares of Class A Common Stock and shares of Class B Common Stock shall be entitled to receive such dividends and other distributions in cash, stock or property of the Corporation when, as and if declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor.

(a) If, at any time, a dividend or other distribution in cash or other property (other than dividends or other distributions payable in shares of Common Stock or other voting securities of the Corporation, or rights, options or warrants to purchase shares of Common Stock or other voting securities of the Corporation or securities convertible into or exchangeable for shares of Common Stock or other voting securities of the Corporation (the "Voting Securities") is declared or paid on the shares of Class A Common Stock or shares of Class B Common Stock, a like dividend or other distribution in cash or other property shall also be declared or paid, on the shares of Class B Common Stock or shares of Class A Common Stock, as the case may be, in an equal amount per share.

(b) If, at any time, a dividend or other distribution payable in Voting Securities is paid or declared on shares of Class A Common Stock or Class B Common Stock, a like dividend or other distribution shall also be paid or declared, on the shares of Class B Common Stock or Class A Common Stock, as the case may be, in an equal amount per share; *provided that*, for this purpose, if a dividend consisting of shares of Class A Common Stock or other voting securities of the Corporation, or rights, options or warrants to purchase shares of Class A Common Stock or other voting securities of the Corporation or securities convertible into or exchangeable for shares of Class A Common Stock or other voting securities of the Corporation is paid on shares of Class A Common Stock, and a dividend consisting of shares of Class B Common Stock or voting securities identical to the other voting securities paid on the shares of Class A Common Stock or rights, options or warrants to purchase shares of Class B Common Stock or such other voting securities or securities convertible into or exchangeable for shares of Class B Common Stock or such other voting securities is paid on shares of Class B Common Stock, in an equal amount per share of Class A Common Stock and Class B Common Stock, such dividend or other distribution shall be deemed to be a like dividend or other distribution.

(c) The Corporation shall not have the power to issue shares of Class B Common Stock as a dividend or other distribution paid on shares of Class A Common Stock, and the Corporation shall not have the power to issue shares of Class A Common Stock as a dividend or other distribution paid on shares of Class B Common Stock.

(d) In the case of any split, subdivision, combination or reclassification of shares of Class A Common Stock or Class B Common Stock, the shares of Class A Common Stock or Class B Common Stock, as the case may be, shall also be split, subdivided, combined or reclassified so that the respective numbers of shares of Class A Common Stock and Class B Common Stock outstanding immediately following such split, subdivision, combination or reclassification shall bear the same relationship to each other as did the respective numbers of shares of Class A Common Stock and Class B Common Stock outstanding immediately prior to such split, subdivision, combination or reclassification, such that the relative voting rights of the shares of Class A Common Stock and Class B Common Stock remain the same.

(4) Liquidation, Dissolution, etc. Except as otherwise provided by (i) the Delaware General Corporation Law, (ii) Section C of this Article IV, or the qualifications, limitations or restrictions thereof, in the event of any liquidation, dissolution or winding up (either voluntary or involuntary) ofthe Corporation, the holders of shares of Class A Common Stock and the holders of shares of Class B Common Stock shall be entitled to receive the assets and funds of the Corporation available for distribution after payments to creditors of the Corporation, in proportion to the number of shares held by them, respectively, without regard to class.

(5) Merger, etc. In the event of a merger or consolidation of the Corporation with or into another entity (whether or not the Corporation is the surviving entity) (collectively, a "Merger", the holders of each share of Class A Common Stock and Class B Common Stock shall be entitled to receive the same consideration on a per share basis.

(6) Rights of Class B Common Stock.

(a) (i) The Class B Common Stock shall be owned only by Udi Meirav or an Udi Meirav Entity (as defined herein) and their respective successors. An "Udi Meirav Entity" means (i) any not-for-profit corporation controlled by Udi Meirav, his wife or his children (collectively, the "Meirav Family") , (ii) any other corporation, limited liability company or other business entity if at least 66% of the value and voting power of its outstanding equity is owned by any member of the Meirav Family; (iii) any partnership if at least 66% of the value and voting power of its partnership interests are owned by anu member of the Meirav Family; (iv) any limited liability or similar company if at least 66% of the value and voting power of the company and its membership interests are owned by a member of the Meirav Family; or (v) any trust the primary beneficiaries of which is any member of the Meirav Family and/or charitable organizations, which if the trust is a wholly charitable trust, at least 66% of the trustees of such trust are appointed by any member of the Meirav Family.

(ii) A share of Class B Common Stock shall be automatically converted into one share of Class A Common Stock effective immediately upon (A) any purported sale, pledge, transfer, assignment, transfer of voting rights or disposition of such share of Class B Common Stock to any person or legal entity other than to Udi Meirav, an Udi Meirav Entity or a member of the Meirav Family; *provided, however*, that a pledge of Class B Common Stock, prior to default thereunder, which does not grant to the pledgee the power to vote or direct the vote of the pledged share or the power to voteor direct the disposition of the pledged share prior to a default, without any foreclosure or transfer of ownership shall not trigger the conversion of such share of Class B Common Stock, or (B) the holderof such share of Class B Common Stock ceasing to be Udi Meirav, an Udi Meirav Entity or a Member of the Meirav Family.

(iii) Shares of Class B Common Stock may be voluntarily converted into an equal number of shares of Class A Common Stock by the submission by the holder of such shares of a notice of election to the Corporation that sets forth the number of shares of Class B Common Stock to be so converted.

(iv) In the event of any conversion of Class B Common Stock pursuant to Article IV, Section B(6)(a)(i)-(iii), certificates formerly representing outstanding shares of Class B Common Stock will thereafter be deemed to represent an equal number of shares of Class A Common Stock until the certificates representing such shares of Class B Common Stock are promptly exchanged for new certificates representing an equal number of shares of Class A Common Stock, as contemplated by Article IV, Section B(6)(e) below.

(b) Upon any conversion of shares of Class B Common Stock into shares of Class A Common Stock pursuant to Article IV, Section B(6)(a)(i)-(iii), no adjustment with respect to dividends shall be made; only those dividends shall be payable on the shares so converted as have been declared and are payable to holders of record of shares of Class B Common Stock as of a record date prior to the conversion date with respect to the shares so converted; and only those dividends shall be payable on shares of Class A Common Stock issued upon such conversion as have been declared and are payable to holders of record of shares of Class A Common Stock as of a record date on or after such conversion date.

(c) Shares of Class B Common Stock converted into shares of Class A Common Stock pursuant to Article IV, Section B(6)(a)(i)-(iii) shall be retired and the Corporation shall not be authorized to reissue such shares of Class B Common Stock.

(d) Such number of shares of Class A Common Stock as may from time to time be required for issuance upon conversion of outstanding shares of Class B Common Stock pursuant to Article IV, Section B(6)(a)(i)-(iv), shall be at all times reserved by the Corporation for such purpose.

(e) As promptly as practicable after the presentation and surrender for conversion, during usual business hours at any office or agency of the Corporation, of any certificate representing shares (or fractions of shares) of Class B Common Stock that have been converted into shares of Class A Common Stock pursuant to Article IV, Section B(6)(a)(i)-(iv) hereof, the Corporation shall issue and deliver at such office or agency, to or upon the written order of the holder thereof, a certificate representing an equal number of shares of Class A Common Stock issuable upon such conversion. The issuance of certificates for shares of Class A Common Stock issuable upon the conversion of shares of Class B Common Stock held by the registered holder thereof shall be made without charge to the converting holder for any tax imposed on the Corporation in respect to the issue thereof. The Corporation shall not, however, be required to pay any tax which may be payable with respect to any transfer involved in the issue and delivery of any certificate in a name other than that of the registered holder of the shares being converted, and the Corporation shall not be required to issue or deliver any such certificate unless and until the person requesting the issue thereof shall have paid to the Corporation the amount of such tax or has established to the satisfaction of the Corporation that such tax has been paid.

ARTICLE V

The name and mailing address of the sole incorporator is Duane L. Berlin, c/o OutsideGC LLC, 501 Boylston Street, 10th Floor, Boston MA 02116.

ARTICLE VI

For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation and regulation of the powers of the Corporation, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

A. (1) The management of the business and the conduct of the affairs of the Corporation shall be vested in the Board of Directors. The number of directors that shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors. Each director shall serve until his successor is duly elected and qualified or until such director's earlier death, resignation, disqualification, or removal. No decrease in the number of directors constituting the whole Board of Directors shall shorten the term of any incumbent director.

(2) The Board of Directors or any individual director may be removed from office for cause by the affirmative vote of the holders of a majority of the voting power of all the then outstanding shares of capital stock of the Corporation entitled to vote generally on the election of directors, voting as a single class.

(3) Any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders, except as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall havebeen duly elected and qualified or until such director's earlier death, resignation, or removal.

B. (1) In furtherance and not in limitation of the powers conferred by applicable law, the Board of Directors is expressly authorized to make, amend, alter, or repeal the Bylaws of the Corporation. Notwithstanding the foregoing, the Bylaws of the Corporation may be rescinded, altered, amended, or repealed in any respect by the affirmative vote of the holders of at least sixty-sixand two-thirds percent (66-2/3%) in voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting as a single class.

(2) The directors of the Corporation need not be elected by written ballot unless the Bylaws of the Corporation so provide. Any action required or permitted to be taken by the stockholders of the Corporation may be effected at a duly called annual or special meeting of the stockholders of the Corporation, or by a written consent of the stockholders in lieu of a meeting of the stockholders.

(3) Special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, by the Board of Directors, chairperson of the Board of Directors, chief executive officer or president (in the absence of a chief executive officer), but such special meetings may not be called by any other person or persons.

(4) Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

(5) The Corporation shall not engage in or undertake any of the following actions without the affirmative vote 100% of the Series B Common Stock: (i) the authorization, sale, issuance or grant of any Voting Securities, or instruments convertible, exercisable or exchangeable for or into Voting Securities, or the entry into any agreement, commitment or obligation to do so; (ii) entering into any debt or financial obligation other than in the ordinary course of business; (iii) the sale or transfer of all or substantially all of the assets or equity securities of the Corporation; (iv) any merger or any other transaction that results in a change of more than 49% of the (a) direct or beneficial ownership of the Voting Securities or (b) the board of directors; (v) any material change to the business of the Corporation; (vi) the removal of Udi Meirav or any of his designees from the board of directors or from the position of Chief Executive Officer or Chairman of the board of directors; (vii) rescinding or amending the Corporation's Certificate of Incorporation, By-Laws or any other organizational document of the Corporation, including without limitation this paragraph (VII)(B)(5); (viii) entering into, rescinding or amending any agreement to which the Corporation is a party that affects the rights or obligations of any stockholders of the Corporation, including without limitation stockholders agreements or voting agreements or (ix) entering into, rescinding or amending any stock option, equity incentive or benefit plan of the Corporation.

ARTICLE VII

A. To the maximum extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended.

B. The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer, employee or agent of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director, officer, employee or agent at the request of the

Corporation or any predecessor to the Corporation.

C. Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of the Corporation's certificate of incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal, or adoption of an inconsistent provision.

D. The rights conferred on any person by this Article VII shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, the Bylaws of the Corporation, agreement, vote of stockholders or disinterested directors or otherwise.

ARTICLE VIII

Notwithstanding any other provisions of this Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any class or series of the capital stock of the Corporation required by law or this Certificate of Incorporation, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as asingle class, shall be required to alter, amend or repeal Articles VI, VII and VIII, or to adopt any provision inconsistent therewith.

ARTICLE IX

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article IX.

* * * *

I, THE UNDERSIGNED, being the sole incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this certificate, herein declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 18th day of February 2022.

By: /s/ Duane L. Berlin
Duane L. Berlin
Sole Incorporator

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CORRECTION OF "CALIBRE BIOMETRICS INC.", FILED IN THIS OFFICE ON THE TWENTY-EIGHTH DAY OF MARCH, A.D. 2022, AT 6 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6629752 8100
SR# 20221314489

Authentication: 203099642
Date: 04-05-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:00 PM 03/28/2022
FILED 06:00 PM 03/28/2022
SR 20221196739 - File Number 6629752

STATE *of* DELAWARE

CERTIFICATE OF CORRECTION

TO

CERTIFICATE OF INCORPORATION

OF

CALIBRE BIOMETRICS INC.

Pursuant to Title 8, Chapter 1, Section 103
of the Delaware Code

The undersigned, duly authorized officer of Calibre Biometrics Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the Delaware General Corporation Law (8 Del.C. § 101 et seq.), as amended from time to time, does hereby certify:

(1) The name of the Corporation is: Calibre Biometrics Inc.

(2) The Corporation was formed upon the filing of its Certificate of Conversion and Certificate of Incorporation with the Delaware Secretary of State on February 18, 2022.

(3) Paragraph A. of Article IV of the Certificate of Incorporation contained a typographical error in the number of authorized shares of Class B Common Stock. Paragraph A. of Article IV of the Certificate of Incorporation in its corrected form should read as follows:

A. The Corporation is authorized to issue two classes of stock to be designated, respectively, "Class A Common Stock" and "Class B Common Stock". The total number of shares of capital stock that the Corporation is authorized to issue is Eighteen Million (18,000,000), Ten million (10,000,000) shares of which shall be designated as Class A Common Stock with a par value of $0.00001 per share (the "Class A Common Stock"), eight million (8,000,000) shares of which shall be designated as Class B Common Stock with a par value of $0.00001 per share (the "Class B Common Stock," and together with the Class A Common Stock, the "Common Stock").

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Correction to Certificate of Incorporation as of the 28th day of March \, 2022.

By: ______________________
Name: Udi Meirav
Title: President